UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

 ASGI Agility Income Fund
(Name of Issuer)

ASGI Agility Income Fund
(Name of Person(s) Filing Statement (Issuer))

  Shares of Beneficial Interest
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Lloyd Lipsett
Wells Fargo Law Department
MAC J9201-210
200 Berkeley Street
Boston, MA 02116
(617) 210-3433

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons(s))

With a copy to:
Mark P. Goshko
George Zornada
K&L Gates LLP
State Street Financial Center
One Lincoln St.
Boston, MA  02111-2950
(617) 261-3100

 July 30, 2013
(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation $74,468,000(a)	Amount of Filing Fee $10,157.44(b)

(a)	Calculated as the aggregate maximum purchase price for shares of beneficial interest.
(b)	Calculated at $136.40 per $1,000,000 of the Transaction Valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $10,157.44	Filing Parties: ASGI Agility Income Fund
Form or Registration No.: SC TO-I	Date Filed: July 30, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Amendment No 1 to Tender Offer Statement.

This Final Amendment amends the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on July 30, 2013 by ASGI Agility Income Fund (the “Fund”), relating to the Fund’s offer to purchase shares of beneficial interest in the Fund (“Shares”) from shareholders of the Fund (“Shareholders”) on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal in an aggregate amount of up to $74,468,000 (the “Offer”) and constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Pursuant to the Offer, $4,195,370 was tendered and accepted by the Fund at a net asset value of $1,040.200 per Class A Share and $1,045.897 per Class I Share as determined as of September 30, 2013.  Payments (less any early withdrawal fees or holdbacks) were wired on November 18, 2013 to the accounts of tendering Shareholders indicated in their letters of transmittal in accordance with the terms of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2014

ASGI AGILITY INCOME FUND

By:	/s/ Adam Taback
Name:	Adam Taback
Title:	President